FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 July 2, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 01        RNS Announcement, re: Update
              dated 2nd July 2003



2 July 2003

BRITISH ENERGY

As announced in its preliminary statement last month, British Energy is developing programmes to underpin the long-term viability of the Company.

As part of its drive for enhanced operational effectiveness and reduced costs, the Company has concluded that it can no longer maintain two large office complexes, one of which (Peel Park, East Kilbride) contains a mixture of operational support staff and a variety of Corporate functions.

It is therefore proposed that 150 operational jobs based in Peel Park are transferred to Barnwood, Gloucester to be integrated into the Company's major operational and engineering support base. Consolidation in Peel Park would not be practical since there are almost three times as many Barnwood staff based in these functions.

Simultaneously the Corporate headquarters functions will be restructured, commensurate with the change of the Company's remit to a UK rather than an international electricity generator. British Energy's headquarters and head office will remain in Scotland, but at a smaller office yet to be identified. Peel Park will therefore be closed.

The Chairman, Chief Executive and other corporate directors will continue to have their principal offices at the new location along with the headquarters staff including the Finance, Legal and HR functions. British Energy will therefore remain a major employer in Scotland with over 1,000 staff based at its two power stations and corporate offices.

It is regretted that as a result of this proposal some 80 jobs may be lost. The Company is commencing a process of consultation with staff and their representatives.


FURTHER INFORMATION

Media Enquiries              John Macnamara                     07774 747713
                             David Wallace                      07736 800359
                             Andrew Dowler                      020 7831 3113

Investor Relations           Paul Heward                        01355 262201


Find this News Release on our web site: www.british-energy.com


Notes to editors

  - British Energy is in the process of a financial restructuring and has also received support from the Government. These developments are the Company's own measures to help ensure the future of British Energy.

  - British Energy is the UK's largest electricity generator owning and operates the eight most modern nuclear power stations and a coal-fired plant at Eggborough in Yorkshire.

  - Total UK employees: 5,091.

  - Total Scottish employees: 1,299 made up of: Hunterston 459, Torness 467, Peel Park 373









                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 2, 2003                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations